  Exhibit 99.8

ANNUAL REPORT 2018

THE COMPANY

Corporate name
Central Puerto S.A.

Type of company
Corporation

Corporate purpose
Generation and commercialization of electric power, alternative power and hydrocarbons

Documents of incorporation
The Company was incorporated through the executive decree no. 122/1992 issued by the Argentine Executive Power on January 28, 1992 and registered in the Registry of Commerce under book no. 1855, Book 110, Volume A of Corporations.

Date of registration in the Business Entity Registry for the City of Buenos Aires (Inspección General de Justicia)
March 13, 1992

Expiration date of the Articles of Incorporation
March 13, 2091

Domicile
Avda. Tomás Edison 2701
C1104BAB Buenos Aires Argentina
Telephone (5411) 4317 5000
Fax (5411) 4317 5099

PROFILE OF THE COMPANY

CORPORATE INFORMATION AND MAIN ACTIVITY OF THE GROUP

Central Puerto S.A. (“Company” or “CPSA”) and the companies forming the economic group (“Group”) form the integrated group of companies related to the energy sector, which mainly perform activities of generation and commercialization of electric energy.

CPSA was incorporated through the executive decree no. 122/1992 issued by the Argentine Executive Power (“AEP”) pursuant to Law no. 24065, which declared it subject to total privatization of electric energy generation, transportation, distribution and commercialization in charge of Servicios Eléctricos del Gran Buenos Aires S.A.

Our shares are listed in MERVAL and, since February 1, 2018 in NYSE (“New York Stock Exchange”) under the symbol “CEPU”.

So as to develop its electric energy generation activity, the Company has the following assets:

– Thermal power plants Puerto Nuevo with 589 MW and Nuevo Puerto with 360 MW, and a combined-cycle of 765 MW and steam turbines, located in the City of Buenos Aires, with a total installed capacity of 1,714 MW.

– Thermal power plants located in Luján de Cuyo, Province of Mendoza, with a combined installed capacity of 509 MW and of 150 t/h steam generation.

– Concession of Complejo Hidroeléctrico Piedra del Águila, located on Río Limay, Province of Neuquén, with four generation units with a power of 360 MW each.

– Shares in the following companies: Termoeléctrica José de San Martín S.A. (“TJSM”) and Termoeléctrica Manuel Belgrano S.A. (“TMB”), which operate thermal generation plants with an installed capacity of 865 MW and 873 MW, respectively; and in the company Central Vuelta de Obligado S.A. (“CVOSA”), whose purpose is to manage the construction and operation of a combined-cycle power plant, with an estimated installed capacity of 816 MW.

On February 8, 2018 (retroactive to February 5, 2018), CPSA transferred ownership to YPF Energía Eléctrica of Central La Plata Cogeneración with an installed capacity of 128 MW and a steam production of 240 t/h, including generation assets, personnel and contracts affected to the operation and/or maintenance of the power plant’s assets for the amount of thirty one million five hundred thousand US dollars (USD 31,500,000) plus VAT.

In 2018, CPSA started the construction of two cogeneration thermal units: (i) the cogeneration power plant of Luján de Cuyo with a power capacity of 93 MW, located in our power station in the province of Mendoza; and (ii) the cogeneration power plant Terminal 6 San Lorenzo with a power capacity of 330 MW, located in the Terminal 6 complex in the province of Santa Fe. Both projects were awarded in the bidding process carried out by the Secretariat of Energy within the framework of Resolution SEE no.287-E/17.

INTEGRACIÓN ENERGÉTICA ARGENTINA SOCIEDAD ANÓNIMA (“IEASA”) called two National and International bids for the transference of goodwill formed by production units that compose Central Termoeléctrica Brigadier López and Central Termoeléctrica Ensenada de Barragán, in accordance with Law no. 11867. Bids were called in accordance with Decree 882/2017 issued by the Executive Power, the order issued by Ministry of Energy and Mining through Resolution E 11/2018 and the decision taken at the Board of Directors’ Meeting of IEASA, which was held on June 5, 2018. IEASA is the holder and operator of two big open-cycle thermal power plants: Ensenada Barragán with an installed capacity of 560 MW and Brigadier López with an installed capacity of 280 MW. On January 31, 2019, it made offers to each of the bids.

On February 27, 2019, IEASA informed the Company that it was awarded with the goodwill transfer composed of the production unit formed by Central Termoeléctrica Brigadier López (the “Station”) and of the premises on which the Station is located, including: a) production unit for the Station, which includes, personal property, recordable personal property, facilities, machines, tools, spare parts, and other assets used for the Station operation and use; b) IEASA’s contractual position in executed contracts (described hereinbelow); c) permits and authorizations in effect related to the Station operation; and d) CPSA’s responsibility of being in charge of the transferred employees.

The Station’s current installed power is 280MW (Siemens TG technology). Closing cycle works are at an advanced stage and will make the Station power rise to 420MW.
Contractual position of the executed contracts will be transferred to CPSA on the Effective Date (i.e. April 1, 2019), the following contracts are included: a) turbogas supplying contract with CAMMESA for the supply of electric energy, whose expected termination date is August 30, 2022; b) turbosteam supplying contract with CAMMESA for the supply of electric energy, whose term is of ten years as from commencement of commercial operations; c) financial trust contract signed by IEASA as Trustor for the purpose of financing the Station’s open-cycle work, d) gas distribution contracts, e) Station’s maintenance contract, f) spare parts sale contract, g) insurance contract, and h) other contracts.

As regards the trust contract, CPSA will act as Trustor as from the Effective Date. Based on the residual value projection informed by IEASA as at April 1, 2019, the estimated balance of the financial debt, owed by the Trustor to the Trust, is of USD 161 million (estimated technical value).

In addition, on the Effective Date, CPSA will have to reacquire the trust debt securities whose value is equivalent to the difference between: (i) the debt securities residual value as of the Effective Date, and (ii) the cash offer made by CPSA.
The total amount offered by CPSA at the public tender was USD 165,432,500; this amount is formed by USD 155,332,500 in cash, and USD 10,100,000 to be paid as LVFVD issued by CAMMESA, which are recorded as CPSA’s credits.

Furthermore, the Group is linked to the natural gas distribution sector in the areas of Cuyo and of the Center of the Republic of Argentina through the investment in their related companies Distribuidora de Gas del Centro S.A. and Distribuidora de Gas Cuyana S.A.

Through its subsidiary Proener S.A., the Group operated in the business of commercialization and transportation of all types of fuel, both in the country and abroad. Moreover, on July 19, 2018, ENARGAS filed the Company with the Traders and Commercialization Contracts of ENARGAS.

Moreover, since the incorporation of the subsidiary CP Renovables S.A. (“CPR”) and its subsidiaries, the Group started participating in the development and execution activities of energy projects from the use of renewable energy sources. Particularly, the subsidiaries of CPR are the following: a) CP La Castellana S.A.U., holder of wind project of 99 MW whose commercial operation was authorized on August 18, 2018; b) CP Achiras S.A.U., holder of a wind project of 48.5 MW, whose commercial operation was authorized on September 21, 2018; c) CP Energy Solutions S.A.U., holder of wind project of 15.75 MW, whose commercial operation’s approval is expected for July 3, 2019; d) CP MANQUE S.A.U., holder of wind project of 57 MW, whose commercial operation’s approval is expected for September 15, 2019; e) CP LOS OLIVOS S.A.U., holder of wind project of 22.8 MW, whose commercial operation’s approval is expected for next January 21, 2020. Additionally, CPSA is the direct holder of 100% of the shares of: (i) Vientos La Genoveva S.A.U., holder of wind project of 87 MW, whose commercial operation’s approval is expected for May 21, 2020 and (ii) Vientos La Genoveva II, holder of wind project of 41.8 MW, whose commercial operation’s approval is expected for next August 4, 2019.

SHARE CAPITAL- DIVIDEND PAYMENT AND CREATION OF RESERVES

The share capital of the Company amounts to 1,514,022,256, represented by common and book-entry shares registered and kept under the name of their holders in a Book-Entry Shares Register kept by Caja de Valores S.A. (“Caja”).

Furthermore, 100% of the share capital is under the regime of public offering and quote listing of shares and certificates representing them in Bolsas y Mercados Argentinos (“BYMA”) and in the New York Stock Exchange (“NYSE”).

On April 27, 2018, shareholders at the Special Shareholders’ Meeting approved: a) increasing the Statutory Reserve in an amount of $149,624 thousand Argentine pesos; b) allocating ARS 0.7 to dividend distribution and c) allocating the remaining balance for the period, together with the cumulative retained earnings for the period, to the increase of the Optional Reserve to increase the profitability of the Company in an amount of $2,293,606 thousand Argentine pesos.

BOARD OF DIRECTORS, SUPERVISORY COMMITTEE AND AUDIT COMMITTEE

BOARD OF DIRECTORS
Chairman
OSVALDO ARTURO RECA
Vice-chairman
JORGE RAUBER

Directors	Deputy Directors
MIGUEL DODERO	MARCELO ATILIO SUVA
OSCAR LUIS GOSIO	JUSTO PEDRO SAENZ
JUAN JOSÉ SALAS	ADRIÁN GUSTAVO SALVATORE
DIEGO GUSTAVO PETRACCHI	JAVIER ALEJANDRO TORRE
TOMÁS PERES	RUBÉN OMAR LÓPEZ
TOMAS JOSÉ WHITE	OSCAR MAURICIO GUILLANI
CRISTIÁN LÓPEZ SAUBIDET	GONZALO ENRIQUE BALLESTER
JORGE EDUARDO VILLEGAS	JUAN PABLO GAUNA OTERO
LILIANA AMELIA MURISI GUILLERMO RECA	FEDERICO CERDEIRO
PABLO JAVIER VEGA
MARCELO ATILIO SUVA

Supervisory Committee
Members	Deputy Members
CARLOS CESAR A. HALLADJIAN	CARLOS ADOLFO ZLOTNITZKY
EDUARDO ANTONIO EROSA	HORACIO EROSA
JUAN ANTONIO NICHOLSON	LUCAS NICHOLSONI

Audit Committee
Members	Deputy Members
OSCAR LUIS GOSIO	JUAN JOSÉ SALAS
MIGUEL DODERO	DIEGO PETRACCHI
TOMAS JOSÉ WHITE

MACROECONOMIC CONTEXT

International Context

In 2018, the world economy continued expanding. However, the growth of the third quarter was lower than expected since the world trade grew at a rhythm lower than the registered by 2017 average.

Within this context, in January 2019, the International Monetary Fund (“IMF”) estimated a 3.7% global growth for all year 2018, which represents a result slighter lower than the 3.8% registered the previous year.

For 2019, projections forecast a weak expansion of the global economy.

In this regard, IFM projects a 0.2% growth for 2019 reaching a global growth of 3.5%. This growth tendency is due to a steady decrease on the growth rates of advanced economies and a temporary slowdown of the growth rates of the economies of emerging and developing markets in 2019 because of the Argentina and Turkey’s shrinking and the impact of commercial measures in China, and other Asian economies.

Local Context

In turn, in 2018, the Argentine economy shrunk with respect to 2017 registering a -1.4% decrease in its GDP during the first 9 months of the year. In the same period during the previous year a 2.9% increase was registered. In that regard, the last Monthly Estimate of Economic Activity report (EMAE, for its Spanish initials) issued by INDEC (Argentine Statistics Bureau) shows that cumulative GDP as at December 2018 was reduced in a -2.6% with respect to the previous year.

During 2018, prices were raised at a higher rhythm with respect to the previous year, which interrupted the disinflation process this year. Therefore, the year-on-year Wholesale Price Index (IPIM, for its Spanish initials) variation published by INDEC was 73.5%, while in 2017 it was of 18.8%.

During 2018, the Central Bank increased its international reserves. At the closing of the year, they amounted to USD 68,806 millions.

In the foreign exchange, the American dollar showed a strong increase during 2018 regarding the previous year. Wholesale dollar closed the year at ARS 37.70 with a 100.28% increase vis-à-vis to the closing of December 2017, which was at ARS 18.65.

In the bank sector, interest rates increased and the BADLAR rate closed the year at 49.50% as at December 31, 2018, in comparison with the 23.25% as at the same date the previous year.

For 2019, the Budget Act establishes an objective of 0.5% GDP decrease, with an inflation slowdown estimated in 34.8% for this year.

Regarding fiscal objectives, a 2.7% primary fiscal deficit of the GDP was set for 2018, which will be surpassed in accordance with the last information on the third quarter of the year. For 2019, it is expected to reach a fiscal balance.

In this regard, the IMF states in its Global Economy Perspective dated January 2019 that the Argentine economy will shrink in 2019 since the most restrictive policies which are aimed at reducing unbalances will slowdown the internal demand. By 2020, a return to growth is expected.

WHOLESALE ELECTRICITY MARKET

During Period 2018, the net demand by Agents of the Wholesale Electricity Market (MEM, for its Spanish initials) showed a 0.35% decrease regarding 2017 reaching 132.999 GWh.

Such electricity demand was covered by generation originated from the following:

ARGENTINE INTERCONNECTED SYSTEM (SADI) GENERATION AND INTERNATIONAL EXCHANGE [GWh]
ENERGY	2017	2018	Difference
THERMAL	88,530	87,725	- 1%
HYDRAULIC	39,584	39,953	1%
NUCLEAR	5,716	6,453	13%
RENEWABLE	2,635	3,350	27%
IMPORTS	734	344	-53%
EXPORTS	69	280	305%

The previous table shows the participation of each electric energy generation source in 2017 and 2018.

Both the thermal and the hydroelectric generation did not have a significant variation in comparison with the previous year. Exports had an important growth of 305% regarding the previous year over low absolute values, while imports showed a 53% fall.

The highest power demand of the system was registered in February 2018, current power demand in SADI, taking the register to 26,320 MW, showing a 2.7% increase with respect to 2017 (previous record with a power demand of 25,628 MW).

In 2018, like in 2017, there was an improvement in the Natural Gas availability for the use of the thermal farm; consequently, there was an increase in Natural Gas consumption (5% higher consumption in comparison with 2017), which justifies the decrease in Fuel Oil and Gas Oil consumption that year (56% and 37% respectively, in comparison with 2017).

The following chart shows the behavior in the use of different fuels for electric energy generation with respect to the previous year:

Fuel	2017	2018	Difference
NATURAL GAS [Thousands of dam3]	17,118	18,033	5%
FUEL OIL [Thousands of t]	1,286	565	-56%
GAS OIL [Thousands of m3]	1,396	875	-37%
MINERAL COAL [Thousands of TN]	654	657	1%

Monthly Demand

The following graph shows the evolution of the demand by MEM Agents during 2018 and its comparison with 2017.

(1)
Demand (it does not include exports, pumping and network loss)

The year-on-year total MEM demand growth was of 0.3%.

Sport Market Sales

As from the transaction in February 2013, the energy and power sale format was modified by Resolution SE 95/13 (Res. 95).

This resolution was later modified as from February 2014 transaction by Resolution SE 529/14 (Res. 529), as from February 2015 transaction by Resolution SE 482/15 and as from February 2016 transaction by Resolution SEE 22/16 (Res. 22/16); the values of taxable payments were updated based on the Secretariat of Energy’s assessment on the evolution of fixed and variable costs of power plants in accordance with inflation.

As from February 2017 transaction, payments to generators experienced a new change by Resolution SEE 19-E/17 (Res. 19/17), which introduced changes in the methodology of previous payments. The main changes, apart from the logical income increase created for generation agents, are the following: (i) dollarization of the power and energy price, (ii) change in the way to pay available power to thermal generators on the basis of assuming availability or not, (iii) removal of sale liquidations with due date to be fixed, (iv) increase of participation of income per power regarding the variable income per energy over total income.

For thermal generation, Resolution 19/17 sets forth a differential pay between the generator committed with certain availability (DIGO), which is called Basic Payment, and the generator that is not committed with any Minimum Payment, as described below.

a)
Minimum payment: payment for the monthly average power available (without considering scheduled maintenance hours agreed with CAMMESA) of the units of those generators not declaring DIGO:

Unit	Power (MW)	Minimum Price (USD/MW-month)
TG	P<50	4600
TG	P>50	3550
TV	P<100	5700
	P>100	4350
CC	P<150	3400
	P>150	3050
Motors	-	5700

b)
Basic Payment: payment for the Offered Guaranteed Power (DIGO):

Unit	Basic Payment (USD/MW-month) May-Oct 17	Basic Payment (USD/MW-month) From 17
TG/TV/CC	6000	7000

c)
Additional Payment: an Additional Payment is set to encourage Availability in the period of greater request of the System for those generators committed with certain Offered Guaranteed Power pursuant to point b) above. For each month, OED establishes the Monthly Thermal Generation Objective of the group of authorized generators and call for offers of additional power availability with prices to be offered up to the Additional Price [U$S/MW-month] cap.

Unit	Additional Price (USD/MW-month) May-Oct 17	Additional Price (USD/MW-month) From Nov 17
TG/TV/CC	1000	2000

For hydroelectric generation, power is paid as follows:
a)
Basic Price is paid by the actual available power plus the one agreed.
b)
Additional Price is only paid on the basis of actual available power.

Power Basic Price for Hydroelectric Plants:
Unit	Power (MW)	Basic Power (USD/MW-month)
Medium Hydraulic Pumping	120<P<300	2000
Big Hydraulic Pumping	P>300	1000
Renewable Hydraulic	P<50	8000
Small Hydraulic	50<P<120	4500
Medium Hydraulic	120<P<300	3000
Big Hydraulic	P>300	2000

Additional Power Price for Hydroelectric Plants:

Unit	Additional Power (USD/MW-month) May-Oct 17	Additional Power (USD/MW-month) From Nov 17
Conventional hydraulic	500	1000
Hydraulic Pumping	0	500

Regarding Energy payment, Resolution 19/17 establishes payment for generated energy (the one registered by power commercial meter –SMEC) and operated energy (generated energy + non-generated available rotate) in accordance with the type of technology, as shown below:

a)
Payment of Generated Energy:

Unit	Natural Gas	Liquids (FO/GO)	Biodiesel	Mineral Coal
	USD/MWh	USD/MWh	USD/MWh	USD/MWh
TG	5	8	11	-
TV	5	8	11	13
CC	5	8	11	-
Motors	7	10	13	-
Hydro	3.5			-

b)
Payment of Operated Energy:

Unit	Natural Gas	Liquids (FO/GO)	Biodiesel
	USD/MWh	USD/MWh	USD/MWh
TG	2	2	2
TV	2	2	2
CC	2	2	2
Hydro	1.4

In addition to the payment for energy and power, the encouragement to efficiency implemented by Res 529 is maintained.

Such encouragement is quarterly calculated and it is the result of comparing actual fuel consumption of each thermal unit (actual efficiency) with the reference consumption set by SEE as objective for each generation technology (CC, TG, TV, Motors), size (Small and Big) and type of fuel (Natural Gas and Fuel Oil/ Gas Oil) (Objective Efficiency). The difference of percentage (saving) equivalent in electrical energy is paid at the price of the generated energy + the operated energy.

Through Resolution no. 70, dated November 7, 2018, the Government Secretariat of Energy (SGE) reapproved the operation of thermal generator as from the second fortnight of November 2018 so as to enable them to supply themselves with their own natural gas (product + transport service + distribution) for electrical energy generation. Such management, together with the rest of the alternative fuels, was promptly transferred to CAMMESA as per Res. 95.

The aforementioned approval is optional for MEM generator, CAMMESA being in charge of the commercial management of purchase of product + transport service and distribution of those thermal generators that decided not to use the approval.

Through Resolution former Ministry of Energy no. 281, dated August 2017, and supplementary resolutions, the Term Market of Electric Power from Renewable Sources Regime was created for the sale of energy and power between MEM private agents. Such regime seeks to make electrical energy generation projects from renewable and competitive sources possible, specifically wind and/or solar photovoltaic generation.

To date, the provision to have energy and power contracts in the Term Market between MEM private agents from conventional energy sources is kept, which will be promptly implemented through Res. 95.

RESOLUTION No. 1/2019 OF THE SECRETARIAT OF RENEWABLE RESOURCES AND ELECTRICITY MARKET

On March 1, 2019 Resolution no. 1/2019 (“Resolution 1”) of the Secretariat of Renewable Resources and Electricity Market was published in the Official Gazette by virtue of which Resolution 19 was abolished. It establishes the new remuneration values of energy, power and associated services for the affected generators, as well as their application methodology.

According to Resolution 1, the approved remuneration system will be of transitional application and until the following are defined and gradually implemented: regulatory mechanisms aimed at reaching an autonomous, competitive and sustainable operation that allows for freedom of contract between supply and demand; and a technical, economical and operative functioning for the integration of different generation technologies so as to guarantee a reliable and cost effective system.

The following are the main changes introduced by Resolution 1 in connection with Resolution 1:
Energy Sale:

– The price of energy generated by thermal power stations is reduced. Therefore, the price for energy generated with natural gas is of 4 USD/MWh and 7 USD/MWh for energy generated with liquid fuel.
– The price for energy generated from non-conventional energy sources (renewable energies) is fixed at 28 USD/MWh.
Power Sale:

– DIGO price (established by Resolution 19) goes from 7,000 USD/MW-month during the twelve months of the year to 7,000 USD/MW-month the six months of higher seasonal demand for electrical energy (December, January, February, June, July and August) and to 5,500 USD/MW-month the remaining months of the year (March, April, May, September, October and November).
– Some minimum values of offered availability are changed. Its compliance is subject to the foregoing prices, in accordance with the following chart:

Technology	R19	R1
CC big P > 150MW	3050	3050
CC small P ≤ 150MW	3400	3400
TV big P > 100MW	4350	4350
TV small P ≤ 100MW	5700	5200
TG big P > 50MW	3550	3550
TG small P ≤ 50MW	4600	4600
Internal combustion motors	5700	5200

– A weighting factor is fixed for the foregoing prices, between 1 and 0.7, depending on the use factor of the twelve months previous to each month of the transaction.

CPSA is making a detailed analysis of the scope, application and impact of Resolution 1 on the operations of the Company. Once it finishes such analysis, and as per it, it will determine the measures to be adopted so as to guarantee the interests of the Company. The energy purchase agreements entered into by the Group with CAMMESA are not affected by the provisions of Resolution 1.

COMMERCIALIZATION
Market Participation

Central Puerto had a net generation of 14,268GWh, which represents a 10.4% participation in the generation over the SADI total.

If it is considered over the total thermal generation of SADI, it amounts to 15.1% participation.

SHARE PARTICIPATOIN
YEAR	THERMAL GENERATION	TOTAL GENERATION
1996	18.8%	9.7%
1997	18.0%	8.0%
1998	22.0%	14.7%
1999	19.4%	14.6%
2000	22.6%	18.1%
2001	22.8%	18.1%
2002	17.3%	15.3%
2003	19.3%	15.6%
2004	20.3%	17.5%
2005	18.7%	16.7%
2006	19.3%	17.2%
2007	20.4%	15.1%
2008	19.8%	16.8%
2009	17.9%	15.3%
2010	16.1%	13.1%
2011	17.8%	14.4%
2012	15.7%	12.9%
2013	14.9%	13.1%
2014	18.6%	15.7%
2015	16.0%	12.9%
2016	15.9%	11.4%
2017	17.5%	12.1%
2018	15.1%	10.4%

In 2018, Central Puerto had a decrease of 2,205GWh in its production regarding the one in 2017, i.e. -13.4% vis-à-vis last year mainly due to the combination of the following effects: (i) less production of turbosteam units of power stations in Buenos Aires and Lujan de Cuyo because of a lower demand for oil fuel in winter and because they were replaced by the new units with a better performance with gas in summer, (ii) long-lasting greater maintenance scheduled in the combined-cycle power station in Buenos Aires, (iii) sale of the co-generation power station in La Plata to YPF in January 2018, (iv) greater hydroelectric production in power station Piedra del Águila due to better hydroelectric contribution in 2018 vis-à-vis 2017.

FORWARD CONTRACTS IN THE MARKET

SUMMARY

Forward contracts currently include the Power Plus Service and the remaining Basis Demand contracts. During 2018, the restriction imposed in 2013 through Resolution SE 95/13 to renew Basis Demand contracts was maintained. Such restriction does not apply to Power Plus contracts, which can be regularly renewed.

While in 2013 Basis Demand supplied by CAMMESA represented 16% of the total basis demand of Large Users (LU), in 2018 that amount reached 75% of the total basis demand. By the end of 2018, generators commercialized an average of 311 MW, where almost 96% of this value corresponds to the agreement between Hidroeléctrica Futaleufú with Aluar.

During 2018, commercialized power through Power Plus Service was similar to 2017 and it reached an average of 339 MW commercialized medium power, in comparison with 2017, when it reached 334 MW. Furthermore, regarding the 437 MW reached in 2013, there was a significant decrease. This decrease can be explained by a subsidy granted due to a delay in the process of updating the prices of CAMMESA in comparison with the price of the plus projects. For their excess demand, large users pay an additional charge as a penalty, the value of which is fixed by the Regulatory Entity. Even though this additional charge should reflect the system´s marginal cost, in practice a price cap is applied, fixed by the Secretariat of Energy, and which is lower than the marginal cost.

Out of the total demand by LU in 2018, only a 10% (excess demand) is allowed to enter into a new supply agreement (Power Plus Service).

COMMERCIALIZED DEMAND

Graph 1 shows the evolution of the energy transacted by LU in MEM during the periods 2013-2018. Moreover, it shows that as a consequence of the restriction imposed on the regulation to renew Basis Demand Contracts with generators, the transacted demand with them is at the minimum value, which corresponds to long-term contracts still in force.

Graph 1

  Source: CAMMESA

The hiring of Plus Power continues being affected by price and support signs LU receive regarding the supply offered by CAMMESA.

Even if the price of excess power supplied by CAMMESA evolves with actual costs of excess generation, the amount actually paid by LU has a fixed cap (regulatory). Such price cap remained steady in ARS 650/MWh from February 2016 to June 2018, when it was adjusted at ARS 1200/MWh. The separation between the actual cost and the regulated cost generates a strong signal for the demand supplied by CAMMESA without Plus Agreement. In addition, as from July 2018, the differences between the actual cost of excess demand and the established price cap are no longer journalized individually by CAMMESA as a debt of each LU to it. Pursuant to this resolution, the price of excess demand is limited to what users actually pay every month to CAMMESA (regulated capped value) and many consider that the accumulated debt may not be enforceable in the future.

Regarding the supply support offered by the agreement with the generator, most LU consider that the quality of supply is not necessarily better when the agreement is entered into with a generator. Consequently, in many cases, LU decide to renew Plus agreements only on the grounds of price expectation.

As a consequence of the competition for the price imposed by CAMMESA and the one that little by little is starting to consider the alternative of supply through EERR, the power commercialized through Power Plus agreements has decreased in comparison with 2013, since it currently represents 77% of commercialized energy in that year.

CPSA IN THE FORWARD MARKET

Basis Demand Agreements
As a consequence of the regulation in force preventing the renewal of agreements, energy sold in the forward market was limited to long-term agreements still in force.

At the end of 2018, the only GUMA with a Basis Demand agreement is Compañía Mega, with an average medium power of 3.4 MW.

Power Plus Agreements
During 2018, with a 2% participation of Plus Power installed in MEM, CPSA´s sales to Plus Market represented 2.66% of the commercialized total in that market.

Despite the negative context, the station has 10.9 MW of average power committed in Plus Power agreements, covering 70% of CPSA´s available offer, with a medium sale price of USD 76.65/MWh and with a total power volume of 78 GWh.

RESOLUTIONS AND REMARKABLE NOTES

Note SSEE 28663845/18 (14/06/2018) updates price caps applicable to LU´s excess demand charge. GUMA/GUME charges changed from ARS 650/MWh to ARS 1200/MWh as from June 2018 and GUDI charges remain at ARS 0/MWh as from the same date. It also establishes that the excess demand charge must not be lower than the “Cost Overrun” (in Spanish, Sobrecosto Transitorio de Despacho, an additional charge that covers unexpected costs incurred by the generators). Lastly, it establishes that the amounts resulting from the application of the excess demand charge caps will not be credited to, or debited from, LU´s particular accounts.

Note SSEE 21133430/18 (4/6/2018) applies penalties and interest charges for LU´s late payment, as provided by Resolution SEyC 78/95, in accordance with Argentina´s energy emergency end-date.

Regulation SSEE 97/2018 (10/24/2018) establishes that, as from November 1, 2018, the maximum spot price increases from ARS 240/MWh to ARS 480/MWh.

LIQUID FUELS AND NATURAL GAS

Oil Market
In the international scope, the average price of Crude Oil Brent increased its value by 27% from 2017 to 2018, going from an annual average of USD 54.75/bbl to USD 69.54/bbl. In 2018, the highest registered value was USD 84.82/bbl and the minimum was USD 51.02/bbl.

As from March 2013, pursuant to Resolution SE no. 95/13 CAMMESA centralized FO purchases in the local market.

Gas Market
The Economic Emergency Act issued in 2002 established the pesification of all dollar-denominated contracts and of the utilities’ rates. In the arena of natural gas, it meant the pesification of supply agreements and of the rates published by ENARGAS.

The price of Natural Gas for generating Electric Energy evolved by different mechanisms from 2004 until July 2009, when the Ministry of Planning, Unions of the Gas and Oil Industry and Natural Gas Operation Companies entered into an agreement. Under such agreement, the companies committed to maintain an activity level in exchange of an increase in the price of Natural Gas for varied consumption sectors.

Regarding the generation area, the price was dollarized and a price path was paved which finished in December 2009 with a value of USD 2.68/MMBTU for the Natural Gas of Cuenca Neuquina.

In April 2016, Resolution MEyM 41/16 was published, by which the natural gas wellhead price for the electric energy generation sector was raised as follows

Basin of Origin	Price (USD/MMBTU)
North	4.93
Neuquén	5.53
Golfo San Jorge	4.84
Santa Cruz	4.62
Tierra del Fuego	4.48

During the fiscal year, Resolution ENRG 1410/10, which rules Natural Gas supply at national level, was applied.

Furthermore, in 2016 new rate tables were approved for all companies of Public Service of Natural Gas Distribution and it was ordered to make a comprehensive rate review (RTI) of each of them.

 As a result of the RTI, rates were adjusted in 3 steps: (i) April 2017, (ii) December 2017 and (iii) April 2018. As from April 2018, rates will be adjusted every six months based on inflation.

In July 2018, Resolution MEyM 46/18 was published, by which the natural gas wellhead price for the electric energy generation sector was reduced as follows:

Basin of Origin	Price (USD/MMBTU)
North	3.94
Neuquén	4.42
Golfo San Jorge	3.87
Santa Cruz	3.70
Tierra del Fuego	3.58

On November 6, 2018, Resolution RESOL-2018-70-APN-SGE#MHA was published, by which MEM Generators, Cogenerators and Autogenerators are entitled to use their own fuel to generate electric power. Under this Resolution and the Variable Production Costs declaration of November 12, 2018, MEM Agents were allowed the option to purchase Natural Gas.

In this case, Central Puerto chose to purchase its fuel and the acquired volumes are detailed below:

Month	CTM	CPSA	TOTAL
	m3
Nov-18	2,037,631	0	155,066,079
Dec-18	48,696,456	104,331,992

As shown in the following chart, Natural Gas Imports showed a slight decrease vis-à-vis 2017 and 2018 was the year with the lowest import rates in the past 6 years.

Average (MMm3/d)	2013	2014	2015	2016	2017	2018	Differences 2018 & 2017
							Volume	Percentage
LNG	16.48	16.2	15.2	13.2	12.2	9.78	-2.5	-20.1%
Bolivia	15.66	16.5	16.4	15.7	18.1	16.5	-1.7	-9.1%
Chile	0.00	0.00	0.00	1.0	0.8	0.58	-0.2	-22.6%
Total	32.1	32.7	31.6	29.9	31.1	26.8	-4.3	-13.8%

The gas injection at country level was steady, with an increase in Cuenca Neuquina, compensating with a decrease in the South and North basins, as detailed in the following chart. The increase in Cuenca Neuquina is explained by the development of drifts of non-conventional gas.

Average (MMm3/d)	2013	2014	2015	2016	2017	2018	Differences 2018 & 2017
							Volume	Percentage
Neuquén	47.3	48.2	51.5	53.9	54.5	60.9	6.4	11.7%
South	32.3	31.0	30.6	32.3	31.8	30.4	-1.4	-4.4%
North	6.9	5.8	4.9	5.7	5.7	3.0	-2.7	-48.1%
Total	86.5	85.0	87.0	91.9	92.0	94.3	2.3	2.5%

The application of Resolutions no. 1/2013 and 60/2013 of the Planning and Strategic Coordination Committee of the Hydrocarbon Investments National Plan (Comisión de Planificación y Coordinación Estratégica del Plan Nacional de Inversiones Hidrocarburíferas), was maintained and through it an increasing price, which may reach USD 7.5/MMBTU, was paid for certain gas production levels to those producers that adhered to them. Such plan ended in December 2017.

As from January 2018, Resolution no. 46/2017 “Encouragement Program for Investments in the Development of Natural Gas deriving from Non-Conventional Reserves” (“Programa de Estímulo a las Inversiones en Desarrollos de Producción de Gas Natural proveniente de Reservorios No Convencionales”) (amended by Resolution MINEM 419/2017), aimed only at some shale and tight gas projects, was applied. It includes an annual price path which starts at USD 7.5/MMBTU for the first year and then decreases annually at a rate of USD 0.50/MMBTU. Therefore, this is the price evolution:

Year	USD/MMBTU
2018	7.50
2019	7.00
2020	6.50
2021	6.00

The evolution in Gas demand is shown in the following chart:

Average(MMm3/d)	201.3	2014	2015	2016	2017	2018	Differences 2018 & 2017
							Volume	Percentage
Residential	28.7	27.7	28.0	29.5	26.4	26.4	0.0	0.0%
Commercial	3.7	3.6	3.7	3.9	3.5	3.4	0.0	-0.6%
Official Entities	1.2	1.2	1.2	1.3	1.2	1.1	-0.1	-6.9%
Industries	33.9	34.2	34.6	33.1	34.2	32.1	-2.1	-6.1%
Power Plants	39.6	39.8	40.9	43.7	47.3	48.1	0.8	1.8%
SDB	2.8	2.7	2.9	3.0	2.9	2.9	0.0	0.2%
GNC	7.6	7.8	8.1	7.7	7.0	6.6	-0.4	-5.6%
Total	117.6	117.1	119.3	122.1	122.5	120.7	-1.7	-1.4%

Liquid Fuels supply

FUELOIL (FO)

In Puerto Nuevo and Nuevo Puerto Power Stations: during 2018, the consumption of this fuel was approximately of 288 thousand tons, which were received through 25 ships of different drafts to be consumed in the turbosteam units. FO consumption was 55% lower than 2017 due to a lower supply of turbosteam units with this fuel.

Centrales Térmicas Mendoza: during 2018, FO consumption in CTM was of 9,530 tons, which were supplied through 237 trucks.

All FO were supplied by CAMMESA on behalf and to the order of the Argentine Government, pursuant to Resolution SE 95/ 2013.

GASOIL (GO)

Nuevo Puerto Power Station: the consumption of Combined-Cycle (CC) GO at the request of the system during 2018 was of approximately 84 thousand m3. In 2018, this GO consumption was 61% lower in relation to 2017 due to a lower supply of CC with this fuel. For this operation, there entered 7 vessels of different drifts with GO.

During 2018, in CTM there was no GO consumption in the gas turbine machines.

Gas Oil were supplied by CAMMESA pursuant to Resolution 95/2013.

BIODIESEL

Central Puerto: during 2018, there was no Biodiesel consumption in the Combined Cycle of NP.

Centrales Térmicas Mendoza: in 2018 there was no Biodiesel in the Combined Cycle ABB.

MAINTENANCE

During the 2018 period, certain maintenance and supervision works were performed so as to guarantee the correct operation and efficient functioning of the power station.

The most relevant items of data regarding the operation and supervision tasks are detailed below.

PORT LOCATION

The main maintenance tasks performed during this period were the following:

Unit no. 5

During this period, the unit did not have scheduled turnaround maintenance.

Routine maintenance on installations and equipment of the unit was performed.

Unit no. 6

During this period, the unit did not have scheduled turnaround maintenance.

Routine maintenance on installations and equipment of the unit was performed.

Unit no. 7

A minor MAPRO was performed from August 13, 2018, to August 27, 2018. These were the main tasks included:

●
Partial repair of seals for rotating air heaters for the boiler.

●
Partial repair of boiler roof.

●
Borescope inspection of turbine valves.

●
Inspection of rotating masses in 6 boiler fans and of 3 air compressors.

●
Repair of Ejector Condenser.

●
Revision of coolers and repair of hydrogen leaks in the Generator Cooling System.

●
Oil regeneration in Main Transformers and Vector groups.

Unit no. 8

During this period, the unit did not have scheduled turnaround maintenance.

Routine maintenance on installations and equipment of the unit was performed.

Unit no. 9

A major MAPRO was performed from September 7, 2018, to November 3, 2018. These were the main tasks included:

●
Turbine. Low Pressure Stage: blade change in rotors L-0, both flows. L-1 blade inspection, both flows.

●
Generator: visual inspection of coil heads, visual inspection by camera, performance of EL CID test, electrical tests and verification of leak tightness in the stator water circuit and installation and setting of G60 protection.

●
Generator excitation system: thyristor state control, verification of the pulse train generator circuit of thyristors and excitation test.

●
Boiler: change of intermediate baskets in rotating air heaters, revision of bearings in heater B, change of 6 coils in the secondary superheater, change of 8 in-wall water pipe height heaters sections, change of boiler expansion vessels, sandblasting of the external pipe walls of the superheater and repair of industrial burners.

●
BOP: repair of condensate extraction 9B pump, repair of circulation 9B pump, maintenance of 6KV engines (VRG A and B; VTF A; BBA.ALIM A- BBA. EXTR. COND. A), change of one section of the boiler gas supply pipe.

COMBINED-CYCLE TG 11

A seasonal MAPRO was performed from March 14, 2018, to June 16, 2018. The most relevant tasks are listed below:

●
Major TG-11 inspection with rotor change. (Package 5)

●
Inspection through MAGIC system of TV-10 and TG-12 generators. Electrical measures of TG11 generator.

●
Installation and setting of the monitoring of turbine compressor blades. (BHM).

●
Manufacturer´s (Voight) inspection of the heat recovery boiler.

●
Replacement of new lube oil cooler plates.

●
TG exhaust: change in the insulation of all expansion joints.

●
Installation and commissioning of new self-clean gas oil filters.

COMBINED-CYCLE TG 12

A seasonal MAPRO was performed from March 14, 2018, to June 10, 2018. The most relevant tasks are listed below:

●
Hot Gas Path Inspection (HGPI).

●
Inspection through MAGIC system and electrical measures on the generator.

●
Installation and commissioning of the monitoring of BHM turbine compressor blades.

●
Manufacturer´s (Voight) inspection of the heat recovery boiler.

●
Replacement of new lube oil cooler plates.

●
TG exhaust: change in the insulation of all expansion joints.

●
Installation and commissioning of new self-clean gas oil filters.

COMBINED-CYCLE TV 10

A seasonal MAPRO was performed from March 3, 2018, to June 10, 2018. The most relevant tasks are listed below:

●
Major TV-10 Inspection with a change seals box N2 Packing Head.

●
Change of parameters for the control of frequency regulation (PFR) in TV10.

●
Cleaning and hydraulic tests on TV10 condenser. Repair of expansion joints.

●
TV10 Oil Coolers upgrade, pursuant to Alfa Laval specifications.

BALANCE OF PLANT

●
DCS ABB plant control system upgrade to GE Mark VI e control system.

●
Cleaning of storage of river water.

●
“In situ” repair of big steam vaults. (220, 222,201, NRV, By Pass)

●
Painting of chimney and HRSG exhaust in both TG.

MENDOZA LOCATION

The Maintenance area carried out all MAPROs scheduled for the year with no new results. During the year, no major MAPROs were carried out.

The most relevant works were the following:

TG23-TG24

A minor Maintenance work was performed in TG24, within the GE task schedule which entailed the monitoring of the combustion of the Gas Turbine. Maintenance tasks were performed by the company's personnel in BoP (Balance of Plant) equipments.

Simultaneously, maintenance was performed on the steam pipeline and on TG23 BoP equipments. During this turnaround, TG24 connection field was changed for the TG21 field.

Therefore, TG24 was out the plant service but remained available for the connection of TG27 for the New Cogeneration project.

CC TG25-TV15

Minor maintenance was performed on TG25 with the assistance of Siemens personnel under the maintenance contract. Maintenance on all BoP equipments and on TV15 was performed with the company's own personnel.

TG22-TV14

During March and September, monitoring was performed in the Gas Turbine without relevant results. Varied maintenance tasks were performed on BoP and TV equipments.

TV11

Maintenance turnabout was performed in the unit. The most important tasks were tests on electromechanical equipments and repairs on valves and air heaters.

TV12

Maintenance turnabout was performed in the unit. The most important tasks were tests on electromechanical equipments and repairs on valves and air heaters.

Mini hidro

In July, a minor supervision was carried out. The main tasks performed were the replacement of transmission belts, the adjustment of level sensors and the maintenance of the generator.

Dike and Water Plant

All maintenance works were performed in the Dike and Water Plant gates so as to have them in complete operation, pursuant to the Irrigation general Department´s (DGI) requirements.

Other relevant tasks

There were more improvements in the Anti-Fire System with the performance of Phase 5.

The Plant ended business relationships with the company who had carried out chemical- related tasks since 1994 and it now counts with its own Chemical Laboratory, so all mentioned tasks are performed by the plant´s own personnel.

Cogeneration Project

A new Cogeneration Project is being carried out in Mendoza Location. The project consists in the installation of two new Gas Turbines, TG26 and TG27 units, which will replace the current Cogeneration, TG23 and TG24 units.

During the last months of 2018, civil engineering works were ended and two Gas Turbines and their respective generators are currently being delivered from the factory.

The equipment that will be installed consists of two Siemens SGT 800 Gas Turbines of 45 Mw each, with two heat recovery boilers and steam supply to YPF of 135 Tn/h.

The termination of the tasks and the implementation of new equipment are expected to happen in September 2019.

PIEDRA DEL AGUILA LOCATION

Pursuant to the seasonal maintenance program of Generation Units (MAPROs), the following interventions were done:

Between March 10 and 23, a minor MAPRO was carried out in Unit no. 3, with 92,067 start-up hours.

The most relevant tasks performed were:

●
Major repair of By-pass system of the Emergency Gate; replacement of 30” piping damaged by corrosion; fitting and welding of new pipe spools, revision of the by-pass vault mechanism; replacement of Dresser couplings; painting repairs.
●
Liquid penetrate tests on 24 connecting rods from the blades of the speed regulator distributor.
●
Repair of the inflatable seal in the Pressure Pipe flexible joint.
●
Electrical tests on GSU Transformers.
●
Revision of stator winding busbars on the generator.
●
Electrical tests on the Generator.

Between April 3 and 27, a minor MAPRO was carried out in Unit no. 4, with 109,496 start-up hours.

The main tasks performed were:

●
Replacement of the Automatic Voltage Regulator (RAT).
●
Replacement of the synchronizer.
●
Replacement of the Simultaneous Voltage Control (G3 and G4 Units).
●
Replacement of the electrical protection system of the Generator and GSU Transformers.
●
Revision for adjustment of wedges in the Generator stator winding gaps (between gaps #472 and #501)
●
Major repair of By-pass system of the Emergency Gate; replacement of 30” piping damaged by corrosion; fitting and welding of new pipe spools, revision of the by-pass vault mechanism; replacement of Dresser couplings; painting repairs.
●
Liquid penetrate tests on 24 connecting rods from the blades of the speed regulator distributor.
●
Repair of the inflatable seal in the Pressure Pipe flexible joint.
●
Electrical tests on GSU Transformers.
●
Revision of stator winding busbars on the generator.
●
Electrical tests on the Generator.

Between May 7 and 18, a minor MAPRO was carried out in Unit no. 1, with 128,600 start-up hours.

The main tasks performed were:
●
Replacement of the electric field equation screen and adjustment of winding and core in Phase “S” of GSU Transformers Bank.
●
Replacement of overtravel switches in the brake shoes of the Unit’s brake system.
●
Replacement of Viking valve heads in the fire fighting systems of the Generator, the Cable gallery and GSU Transformers.
●
Replacement of valve heads in the thrust bearing cooling system.

HUMAN RESOURCES

Personnel Administration, Benefits, Training, Occupational Medicine, Communication and Public Relations

Within the implementation of “SOX Regulations” framework, workshops were offered in all locations of CPSA, with the aim of knowing the responsibilities and the current process, focused on the certification of the mentioned Regulation. It is important to highlight that there were meetings with all collaborators to inform them about the use of Resguarda, the company who offers a direct, anonymous, confidential and secure communication channel to report abnormal or unethical situations in the workplace.

Given the needs detected by the management, Training 2018 Plan was implemented. Such plan developed technical and legal workshops, as well as those needed for the development of skills required for the correct operation of the business. During this period, the use of the virtual platform was strengthened, which permitted reaching all sites with specific contents, schedule flexibility and dedication time. In total, 5,162 training hours were imparted, distributed among different locations of the company.

Usina Digital Project was launched, and it will allow each employee to carry out many managing tasks (which are currently done “on paper” or require physical approval) online. This way, processes between collaborators and HR will be streamlined.

Regarding recruitment and selection processes, 6,000 CVs were received for published positions, more than 340 applicants were interviewed, and job openings were filled in timely manner.

In order to reflect upon Gender Equality, gatherings and activities were organized, such as “Women who Manage Optimism and Make the Difference” and “Women who Build”.

In the area of Occupational Health, the Company complied with the scheduled flu and tetanus vaccines campaigns, periodical tests, as well as with the reinforcement of CPR training and of the use of the defibrillator in cases of emergency. Regarding prevention, every woman in the company received informative leaflets of the Breast Cancer Awareness Campaign as well as a present, in order to raise awareness and foster periodical tests, diagnosis and prompt and effective treatments for more women.

The aim of maintaining a good workplace environment was maintained and these were some of the activities: relatives and schools visited the plant, school supplies were offered to employees ‘children at the beginning of the academic year, gifts were given for Children´s Day, celebrations were organized for Christmas and New Year.

FINANCES

INCOME (LOSS) FOR THE PERIOD ANALYSIS

During 2018, the Company registered an operating income arising from continuing operations which amounted to ARS 30,496 million, while in the same 2017 period such was an income of ARS 4,258 million.

As main causes for this variation, we can mention the following: a) greater income for ordinary activities, which derived from the change in remuneration introduced by Resolution SE 19/2017, b) the result generated by the interest and the CVO Credits update as a result of the Central´s operating license, c) the result arising from the net exchange differences, mainly generated by the CVO Credits update.

The operating income mentioned above is decreased by financial results whose main causes are: a) the result of being exposed to changes in the purchasing power of the currency, b) highest negative result by exchange differences and c) lowest net result by the sale of financial assets. These results were compensated by the highest result by the reasonable value of their financial assets.

Consequently, a net income before continuing operations taxes for 2018 of ARS 23,514 million was registered, while in the same 2017 period the income was of ARS 5,637 million.

In sum, the main causes of the increase in the net income arising from continuing operations were the higher income resulting from the increase in remuneration introduced by Resolution SE 19/2017, the result generated by the interest and the CVO Credits update. These results were compensated partially by the negative result of being exposed to the changes in the purchasing power of the currency and by the increase in the negative exchange difference.

The net income for continuing operations in 2018 was equal to ARS 11.23 per share, in comparison with a net income of ARS 2.97 per share in 2017.

ALLOCATION OF INCOME (LOSS) FOR THE PERIOD

Net Income for the Period 2018 amounted to thousand of ARS 17,519,598. The Board of Directors proposes, after deducting the negative accumulated retained earnings, to increase the legal reserve by thousands of ARS 450,459 so as to restore the legal reserve to its value previous to the loss absorption caused by the exercise of the option ordered by General Resolution no. 777/18 of CNV which is subject to the Shareholder Annual General Meeting´s approval. Furthermore, after recording the mentioned amount, ARS 712,524 will be allocated to the legal reserve. Also, it is proposed to assign the remaining balance of the income (loss) for the period to increase the Optional Reserve in order to increase the Company's profitability in thousands ARS 13,552,354. Finally, pursuant to Articles 12 and 33 of the Articles of Incorporation it is proposed to approve the payment of Bonus Shares for personnel.

FINANCIAL MANAGEMENT

During next period investments aimed at preserving the assets of the company and at mitigating the risks of foreign currency´s exchange rate and interest rate will continue; the liquidity needs of CPSA and compliance with its commercial obligations will be taken into account.

The company will mainly invest in the following instruments: public debt (sovereign and/or provincial), private debt securities and shares of companies, long-term deposits and investment funds made in prestigious and sound financial institutions.

2019 PERSPECTIVES

In the future, the Company will be focused on improving its efficiency not only regarding the managing of generation units, but also in resources administration so as to position itself as one of the leading companies in the electricity sector.

Moreover, the Company has important plans in progress to expand its generation capacity through renewable energies projects and thermal energy projects, which are detailed below.

To that effect, during 2018, through subsidiary CP Renovables S.A., which controls 100% of renewable projects, 2 wind farms were launched: CP La Castellana with an installed capacity of 99 MW, located in the province of Buenos Aires and CP Achiras with an installed capacity of 48 MW, located in the Province of Córdoba.

In addition, during this year the construction of four new wind farms will continue:

●
CP La Genoveva I and II, with an installed capacity of 88.2 MW and 41.8 MW respectively, located in the Province of Buenos Aires.

●
CP La Castellana II with a capacity of 15.2 MW, located in the Province of Buenos Aires.

●
CP Manque and CP Los Olivos with a capacity of 57 MW and 22.8 MW respectively, both located in the Province of Córdoba.

These four farms are expected to completely operate between late 2019 and early 2020.

Furthermore, the construction of the 2 new cogeneration plants, which were awarded during 2017, will continue. They are the following: Luján de Cuyo with a capacity of 93 MW and a steam production capacity of 125 Ton/h, located in our power station in the province of Mendoza, and Terminal 6 San Lorenzo with a capacity of 330 MW and a steam production capacity of 350 Ton/h, located in the agro- industrial complex Terminal 6 in the province of Santa Fe. Luján de Cuyo is expected to completely operate by the end of this year and Terminal 6 San Lorenzo is expected to start in 2019 with power generation and in 2020 with steam production.

In summary, the Company will incorporate this year an installed capacity of 225 MW of renewable projects and 423 MW of thermal projects, reaching an increase of 648 MW of power.

OSVALDO RECA| Chairman
Buenos Aires, March 11, 2019